Exhibit 4.1

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES C NON-VOTING CONVERTIBLE PREFERRED STOCK

OF

BIODELIVERY SCIENCES INTERNATIONAL, INC.

Acting pursuant to Sections 151(a) and (g) of the Delaware General Corporation Law, the undersigned, Mark A. Sirgo, the duly elected and acting President and Chief Executive Officer of BioDelivery Sciences International, Inc., a Delaware corporation, hereby certifies that the Board of Directors of the Company duly approved the following Certificate of Designation of Series C Non-Voting Convertible Preferred Stock of the Company on February 11, 2007, and that the Certificate of Incorporation of the Company expressly authorizes the Board to so designate and issue one or more series of preferred stock, par value $.001 per share, of the Company. The designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof in respect of the shares said Series C Non-Voting Convertible Preferred Stock of the Company are as described in the following resolution, duly adopted by the Board of Directors of the Company:

“WHEREAS, the Certificate of Incorporation of BioDelivery Sciences International, Inc., a Delaware corporation (the “Company”) authorizes a class (or classes) of up to five million (5,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”), and provides that such Preferred Stock may be issued from time to time in one or more series and vests authority in the Board of Directors of the Company (the “Board”) to fix or alter the rights, preferences, privileges, restrictions and other matters granted to or imposed upon any wholly unissued series of the Preferred Stock;

WHEREAS, it is the desire of the Board to fix and determine the rights, preferences, privileges, restrictions and other matters relating to one million six hundred forty-seven thousand and fifty nine (1,647,059) shares of Series C Non-Voting Convertible Preferred Stock of the Company (the “Series C Stock”).

NOW, THEREFORE, BE IT RESOLVED, that pursuant to authority expressly granted to and vested in the Board by the Certificate of Incorporation of the Company, there is hereby created, out of the five million (5,000,000) shares of Preferred Stock authorized in Article FOURTH of the Certificate of Incorporation a series of Preferred Stock, consisting of one million six hundred forty-seven thousand and fifty nine (1,647,059) shares and having the designations, powers, number, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof set forth below:

A. Authorized Number. One million six hundred forty-seven thousand and fifty nine (1,647,059) of the authorized shares of Preferred Stock are hereby designated “Series C Non-Voting Convertible Preferred Stock.”

B. Designation. The rights, preferences, privileges, restrictions and other matters relating to Series C Stock are as follows:

1. Dividend Rights. Holders of Series C Stock shall be entitled to receive, pari passu with holders of common stock, par value $.001 per share, of the Company (the “Common Stock”), all cash or in-kind dividends or distributions (including, without limitation, in the case of a distribution by the Company spin-off of limited liability company interests in the Company’s subsidiary, Bioral Nutrient Delivery, LLC) on an as converted basis from time to time at any time declared, set aside, or paid by the Company in an amount that would have been received by the holders of Series C Stock (assuming, for purposes of the calculation, that the holders of Series C Stock had lawfully converted such Series C Stock into shares of Common Stock immediately prior to the record date for determining the holders of Common Stock entitled to receive such distribution at the then-applicable Series C Stock Conversion Rate), in each case only when, as and if declared by the Board, and, in the case of cash dividends, only out of funds that are legally available therefor. Such dividends shall be non-cumulative.

2. Voting Rights. The holders of shares of Series C Stock shall not have any voting or approval rights whatsoever except as expressly set forth herein. Notwithstanding the foregoing, the Company shall not amend or modify this Certificate of Designations without the prior written consent of the holders of a majority of the then outstanding shares of Series C Stock.

3. Liquidation Rights.

(a) Upon any Liquidation Event (as defined below), subject to the rights and preferences of any shares of the Company’s preferred stock having liquidation rights senior to those of the Series C Stock, the assets and funds of the Company legally available for distribution to its stockholders shall be distributed ratably (the “Liquidation Event Distribution”) among the holders of the Common Stock and Series C Stock as if such shares of Series C Stock had been converted into Common Stock at the then-applicable Series C Stock Conversion Rate immediately prior to such distribution, without any further action by the holders of such shares; provided, however, that all declared and unpaid dividends, if any, shall be paid to holders of Series C Stock in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s fair market value determined by the Board as of the date of such payment); provided further, however, that the Company’s obligations with respect to the Liquidation Event Distribution shall be contingent upon the delivery of the certificates evidencing such shares of Series C Stock to the Company or its transfer agent as provided below, or the notification by the holder to the Company or its transfer agent that such certificates have been lost, stolen or destroyed and execution of an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates;

(b) For purposes hereof, the term “Liquidation Event” shall mean (i) any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or (ii) a transaction or series of related transactions resulting in any of the following:

(A) a sale, lease, transfer, exchange or other disposition of all or substantially all the assets of the Company;

(B) a merger (with or into any other entity), consolidation, sale or reorganization.

(C) the transfer by one or more stockholders of the Company of securities of the Company representing 50% or more of the combined voting power of the then outstanding securities of the Company.

(c) Upon the occurrence of any Liquidation Event that would involve the distribution of assets other than cash with respect to the outstanding shares of Series C Stock, the amount of such distribution shall be the fair market value thereof at the time of such distribution as determined in good faith by the Board of Directors of the Company, and any securities to be distributed in such event shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability covered by subsection (ii) hereof:

(A)	if traded on a securities exchange or through the Nasdaq Global Market or Nasdaq Capital Market, the value shall be deemed to be the average of the closing sales prices of the securities on such exchange over the 30-day period ending three (3) business days prior to the closing;

(B)	if actively traded over-the-counter, the value shall be deemed to be the average of the closing sale prices (whichever is applicable) over the 30-day period ending three (3) business days prior to the closing; and

(C)	if there is no active public market, the value shall be the fair market value thereof, as reasonably determined by the Board of Directors of the Company in good faith.

(ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as provided in clauses (A), (B) or (C) of subsection (i) of this subsection (c), to reflect the adjusted fair market value thereof, as reasonably determined by the Board of Directors of the Company in good faith.

4. Redemption. There shall be no obligation on the part of the Company to redeem any shares of Series C Stock nor on the part of any holder thereof to submit any such shares for redemption.

5. Conversion Rights. The holders of Series C Stock shall have the following rights with respect to the conversion of Series C Stock into shares of Common Stock:

(a) Optional Conversion. Subject to and in compliance with the provisions of this Section 5, all (but not less than all) of the shares of Series C Stock held by the holders thereof may be converted, at the individual option of each such holder, into fully-paid and non-assessable shares of Common Stock at any time following (but not prior to) the earliest to occur of:

(i) the public announcement by the Company of positive outcome of the Company’s Phase III efficacy trial (FEN-201) for its BEMA Fentanyl product (a “FEN-201 Event”). As used in this Section 5(a)(i) the term “positive outcome” means a statistically significant difference (p less than or equal to 0.05) in the primary efficacy endpoint comparing active to placebo; or

(ii) August 24, 2009.

The number of shares of Common Stock to which a holder of Series C Stock shall be entitled upon conversion shall be the product obtained by multiplying the Series C Stock Conversion Rate (as defined below) then in effect by the number of shares of Series C Stock being converted.

(b) Termination Conversion.

(i) Upon termination by the Company of the employment of Mark A. Sirgo (“Sirgo”) with the Company without Good Cause (as that term is defined in, and otherwise in accordance with, that certain Employment Agreement between Sirgo and the Company, dated August 24, 2004, as amended (the “Sirgo Agreement”)) or the termination of such employment by Sirgo for Good Reason (as defined in the Sirgo Agreement), in either case prior to a FEN-201 Event, all (but not less than all) of the shares of Series C Stock held by Sirgo may be converted, at the option of Sirgo, into fully-paid and non-assessable shares of Common Stock at any time thereafter.

(ii) Upon termination by the Company of the employment of Andrew L. Finn (“Finn”) with the Company without Good Cause (as that term is defined in, and otherwise in accordance with, that certain Employment Agreement, dated August 24, 2004 between Finn and the Company, as amended (the “Finn Agreement”)) or termination of such employment by Finn for Good Reason (as defined in the Finn Agreement), prior to a FEN-201 Event in either case, all (but not less than all) of the shares of Series C Stock held by Finn may be converted, at the option of Finn, into fully-paid and non-assessable shares of Common Stock at any time thereafter.

The number of shares of Common Stock to which a holder of Series C Stock shall be entitled upon conversion shall be the product obtained by multiplying the Series C Stock Conversion Rate (as defined below) then in effect by the number of shares of Series C Stock being converted.

(c) Conversion Rate. The conversion rate in effect at any time for conversion of the Series C Stock (the “Series C Stock Conversion Rate”) shall be the quotient obtained by dividing the Series C Stock Original Issue Price by the Series C Stock Conversion Price (as defined below). The “Series C Original Issue Price” shall be Four Dollars and Twenty-Five Cents ($4.25) per share.

(d) Conversion Price. The conversion price for Series C Stock (the “Series C Stock Conversion Price”) shall initially be Four Dollars and Twenty-Five Cents ($4.25) per share, which is equal to one hundred percent 100% of the Series C Original Issue Price. Such initial Series C Stock Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to Series C Stock Conversion Price herein shall mean the Series C Stock Conversion Price as so adjusted.

(e) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series C Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series C Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock’s fair market value (as determined by the Board) on the date of conversion.

(f) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series C Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series C Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series C Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(g) Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(h) Mechanics of Conversion. Each holder of Series C Stock who converts the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for Series C Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series C Stock being converted, which shall be no less than all of the shares of Series C Stock held by the holder. Thereupon, or, with respect to any voluntary conversion of Series C Stock following a Conversion Event, but prior to the occurrence of any other condition permitting voluntary conversion of a holder’s Series C Stock under Section 5(a) or Section 5(b), no sooner than thirty (30) days following notice from such holder regarding such conversion, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock’s fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series C Stock being converted. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series C Stock to be converted, or, with respect to any voluntary conversion of Series C Stock following a Conversion Event, but prior to the occurrence of any other condition permitting voluntary conversion of a holder’s Series C Stock under Section 5(a) or Section 5(b), on the date thirty (30) days following notice from such holder regarding such conversion, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(i) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the date that the first share of Series C Stock is issued (the “Series C Original Issue Date”) effect a subdivision of the outstanding Common Stock without a corresponding subdivision of Series C Stock, the Series C Stock Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if the Company shall at any time or from time to time after the Series C Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of Series C Stock, the Series C Stock Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(i) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(j) Adjustment for Common Stock Dividends and Distributions. If the Company at any time or from time to time after the Series C Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Series C Stock Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series C Stock Conversion Price then in effect by a fraction (1) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (2) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series C Stock Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series C Stock Conversion Price shall be adjusted pursuant to this Section 5(i) to reflect the actual payment of such dividend or distribution.

(k) Adjustments for Other Dividends and Distributions. If the Company at any time or from time to time after the Series C Original Issue Date makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, in each such event provision shall be made so that the holders of Series C Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of other securities of the Company which they would have received had their Series C Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 5 with respect to the rights of the holders of Series C Stock or with respect to such other securities by their terms.

(l) Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Series C Original Issue Date, the shares of Common Stock issuable upon the conversion of Series C Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 5), in any such event each holder of Series C Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series C Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(m) Reorganizations, Mergers, Consolidations or Sales of Assets. If at any time or from time to time after the Series C Original Issue Date, there is a capital reorganization of Common Stock (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 5 or (ii) a Liquidation Event, as defined in Section 3 above), as a part of such capital reorganization, provision shall be made so that the holders of Series C Stock shall thereafter be entitled to receive upon conversion of Series C Stock the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series C Stock after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Series C Stock Conversion

Price then in effect and the number of shares issuable upon conversion of the Series C Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(n) Certificate of Adjustment. In each case of an adjustment or readjustment of the Series C Stock Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of Series C Stock, if Series C Stock is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series C Stock at the holder’s address as shown in the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (1) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (2) the Series C Stock Conversion Price at the time in effect, (3) the number of Additional Shares of Common Stock and (4) the type and amount, if any, of other property which at the time would be received upon conversion of the Series C Stock.

(o) Notices of Record Date. Upon: (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other entity, or any transfer of all or substantially all of the assets of the Company or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series C Stock at least ten (10) days prior to the record date specified therein a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such acquisition, reorganization, reclassification, transfer, consolidation, merger, asset transfer, dissolution, liquidation or winding up is expected to become effective, and (3) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such acquisition, reorganization, reclassification, transfer, consolidation, merger, asset transfer, dissolution, liquidation or winding up.

6. No Reissuance of Series C Stock. No share or shares of Series C Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued. In addition, this Certificate of Designations shall be appropriately amended to effect the corresponding reduction in the Company’s authorized stock.

7. No Preemptive Rights. No stockholders of the Company, including, without limitation, the holders of Series C Stock, shall have preemptive rights.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designation of Series C Non-Voting Convertible Preferred Stock to be duly executed by its President and Chief Executive Officer and attested to by its Secretary on this 22nd day of February, 2007.

BIODELIVERY SCIENCES INTERNATIONAL, INC.

By:	/s/ Mark A. Sirgo
	Name:	Mark A. Sirgo
	Title:	President and Chief Executive Officer

ATTEST:

/s/ James A. McNulty
James A. McNulty, Secretary

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